SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 1999

                          PANAMERICAN BEVERAGES, INC.

                (Translation of registrant's name into English)

             Tiburcio Montiel No. 15, Col. San Miguel Chapultepec,
                        C.P. 11850 Mexico, D.F., Mexico

                   (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  x             Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                      No  x

                               Table of Contents


                                                                 Page
Press Release dated August 2, 1999: Panamco Reports
   Second Quarter 1999 Financial Results...............             3

Signatures.............................................            14

FOR IMMEDIATE RELEASE

                  Contact:         Christian Philco
                                   Panamerican Beverages, Inc.
                                   305/856-7100

                                   David Reno/Kimberly Polan
                                   Sard Verbinnen & Co.
                                   212/687-8080


             PANAMCO REPORTS SECOND QUARTER 1999 FINANCIAL RESULTS

o Cash Operating Profit was $103.4 million; Net Loss of $0.5 million, or flat EPS (basic and diluted); Exchange Loss related to dollar denominated debt in Brazil was $2.2 million, or approximately $(0.01) per share.

o Cash Operating Profit increased 35.3% from the first quarter of this year.

o One-Time Expenses of $3.1 million from closure of plant in Venezuela, layoffs; Venezuelan plants now number 14 versus 18 one year ago.

o Continued strong focus on Controllable Expenses and Cash Flow despite regional economic difficulties; 2Q Cash Operating Expenses decline 1.3%.


          MEXICO CITY, August 2, 1999 - Panamerican Beverages, Inc. (NYSE:
PB), the largest soft drink bottler in Latin America and one of the world's largest Coca-Cola bottlers with operations in Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala, today reported 1999 second quarter results. For the second quarter of 1999, Panamco recorded Cash Operating Profit (COP) of $103.4 million, a 19.4% decrease from $128.2 million in the second quarter of 1998. Currency neutral (excluding the effect of the Brazilian devaluation) and excluding $3.1 million in one-time Venezuelan restructuring expenses, second quarter 1999 COP was $109.5 million. Second quarter 1999 COP was 16.9% of net sales compared with 18.5% of net sales in the 1998 period. Net sales for the 1999 second quarter were $612.4 million, down 11.5% from $691.8 million in the 1998 second quarter. Operating income was $40.3 million compared with $67.6 million in the 1998 second quarter.

          The net loss for the 1999 second quarter was $0.5 million, or flat earnings per share (basic and

                                   - more -
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                                                                             4


                                     - 2 -

diluted), compared to net income of $38.7 million, or $0.30 earnings per share (basic and diluted) in the 1998 period. Per share data is based on 129.7 million basic and 130.3 million diluted weighted average shares outstanding for the second quarter of 1999, compared to 129.5 million and 130.8 million, respectively, in the 1998 period.

          Francisco Sanchez-Loaeza, chairman and chief executive officer of Panamco, said, "Panamco's second quarter results reflected the macro-economic weakness impacting the soft drink industry in Brazil, Colombia and Venezuela. We were pleased, however, with the solid performances of our Mexican and Central American territories, as well as our progress in controlling expenses. This progress is illustrated in the 35.3% increase in Cash Operating Profit from the first quarter of 1999 to the second quarter of 1999."

          Sanchez-Loaeza added, "As it has in the past, we believe that Panamco will emerge from the current regional economic downturn stronger than before. We are using our size and experience to enhance our long-term competitive position in all our markets. Our market share has increased, reaching an all-time high in Colombia; our new marketing strategy in Brazil has begun to produce the desired results, and; our cost reduction efforts in Venezuela have already restored profitability."

          Sanchez-Loaeza concluded: "It is in this type of difficult environment that the significant investments we've made in our territories accelerate our ability to increase consumer preference for our products. While we will continue to carefully monitor operating expenses, capital expenditures and pare raw material costs, we will also invest selectively in marketing initiatives and cooler placement programs where market dynamics warrant. Based on our close to 60-year operating history in Latin America, we are confident that we are doing the right thing at the right time to create long-term shareholder value."

          Total consolidated unit case sales volume in the 1999 second quarter fell 2.1% to 288.3 million, from 294.3 million in the 1998 second quarter, and, on a comparable basis (excluding the new Brazil franchise added in the 1998 third quarter), decreased 3.7%. Consolidated soft drink sales volume for the period was down 6.3%, reflecting declines of 20.3% in Colombia, 29.8% in Venezuela and 0.1% in the Central American Region, partially offset by increases of 5.8% in Mexico and 12.9% in Brazil. Consolidated unit case sales volume of bottled water increased 16.6% to 57.0 million, and unit case sales volume of beer sold in Brazil and, as of February 1999, in Venezuela, increased 1.4% to 11.9 million unit cases.

                                   - more -

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                                                                             5

                                    - 3 -

          Gross profit as a percentage of net sales increased to 51.1% during the 1999 second quarter from 49.2% in the 1998 period, primarily driven by cost savings in raw materials in several countries.

          Cash Operating Expenses (operating expenses minus depreciation and amortization) decreased 1.3% mainly due to tight controls on operating expenses and the effect of the Brazilian Real and Colombian Peso devaluations, partially offset by non-recurring expenses in Venezuela of $3.1 million (discussed below) and the revaluation of the Mexican Peso during 1999. Higher ongoing depreciation and amortization expenses, up 4.1% to $63.1 million, were mainly attributable to: (a) higher depreciation charges related to Panamco's ongoing capital expenditure program, including the placement of cold product equipment in all channels, the expansion of distribution infrastructure, and plant modernization, and; (b) higher goodwill charges generated by the acquisition of the R.O.S.A. franchise in Brazil in the third quarter of 1998, as well as minority interests in Brazil during the 1998 second quarter.

          During the 1999 second quarter, Panamco recorded one-time expenses totaling $3.1 million for the closing of one plant in Venezuela and severance payments made in connection with a workforce reduction of approximately 560 people. The $3.1 million one-time charge was booked as part of second quarter operating costs and expenses.

          Also during the 1999 second quarter, the effective tax rate was 97.2% due to approximately $24 million of net expenses (operating expenses, goodwill and interest) at the holding level that were permanent, non-deductible items. Excluding those expenses, Panamco's tax rate would have been 36.3%.

REGIONAL RESULTS

Mexico

          Panamco Mexico, which operates throughout central Mexico, excluding Mexico City, reported net sales of $211.2 million during the second quarter of 1999, an increase of 19.6% compared to the same quarter in 1998. Soft drink sales grew 17.6% on volume growth of 5.8% to 71.3 million unit cases, and a 10.9% price increase in dollar terms. Water volume grew 20.5% to 39.1 million unit cases, mainly due to increased coverage in franchise territories. During the


                                   - more -
quarter, Panamco Mexico increased its already strong soft drink market share by 1.9 points to 79.1%.

          COP increased 30.4% to $47.9 million, and as a percentage of net sales was 22.7% compared to 20.8% during the 1998 second quarter, mainly as a result of the factors noted above, as well as a decrease in operating expenses as a percentage of revenues, partially offset by higher costs related to an increase in sales of non-returnable presentations.

Brazil

          Panamco Brasil, which operates in the Sao Paulo, Campinas, Santos and - as of September 1998 - Mato Grosso do Sul (R.O.S.A.) regions of Brazil, reported 1999 second quarter net sales of $118.0 million, a decrease of 41.2% from the 1998 quarter. Unit case sales volume of soft drinks grew 12.9%, reversing the negative trend of the first quarter, despite current economic conditions, to 55.0 million, or 5.1% excluding the 3.8 million unit cases contributed by R.O.S.A. This increase was primarily the result of Panamco's promotional pricing strategy. Beer volume grew 0.6% to 11.8 million unit cases, and bottled water volume increased 11.0% to 2.4 million unit cases. The decrease in revenue was mainly attributable to a 51.5% devaluation of the Real during the comparable period. Despite these factors and competition, Panamco Brasil increased its market leadership, with total soft drink market share of 54.8% in its territories.

          COP decreased 68.3% to $5.8 million, or 4.9% of net sales, from 9.1% of net sales in the second quarter of 1998. This decrease was mainly due to the devaluation of the Brazilian currency.

          During the quarter, Panamco Brasil recorded equity income in earnings of Cervejarias Kaiser of $1.6 million, and an exchange loss of $2.2 million.

Colombia

          Panamco Colombia, which operates throughout Colombia, reported net sales of $99.5 million for the 1999 second quarter, down 17.1% from the year-ago quarter. The revenue decline was mainly due to decreases in sales volume of soft drinks and water of 20.3% and 4.3%, respectively, to 37.5 million or 10.1 million unit cases, attributable to economic recession; a devaluation of the Colombian Peso of 19.0%, partially offset by price increases of 19.0% in local currency, compared to the same period in 1998 and; political turmoil. Despite these conditions,

                                   - more -

Panamco Colombia strengthened its position in the market, achieving a record high market share of 65.3% in the month of June 1999, up 4.5 points versus the comparable period last year.

          COP decreased 40.0% to $17.2 million, or 17.3% of net sales, compared to 24.0% of net sales in the same period in 1998. Cash operating expenses as a percentage of net sales grew to 38.1% in the second quarter of 1999 from 30.0% in the 1998 quarter, due to a time lag between the reduction of expenses and the decrease in revenues, as well as higher marketing and administrative expenses.

Venezuela

          For the second quarter of 1999, Panamco Venezuela, which operates throughout Venezuela, reported net sales of $130.6 million, down 7.5% from the 1998 second quarter. Sales volume was down 24.9% to 41.9 million unit cases, mainly due to difficult economic conditions in the country, partially offset by price increases of 23.3% in dollar terms compared to the same period in 1998. In February of 1999, Panamco Venezuela began distributing Regional beer and sold 86,000 unit cases during the second quarter of this year. Panamco Venezuela's soft drink market share continued to be very strong at 68.9%.

          COP was $23.7 million, or 18.1% of net sales, compared with 22.4% of net sales in the second quarter of 1998, due to higher administrative expenses and approximately $3.1 million of one-time charges related to the closing of one plant and a workforce reduction of approximately 560 people.

          Panamco Venezuela more than tripled its operating income over the first quarter of this year, turning an operating loss of $11.4 million in the first quarter of 1999 into operating income of $5.9 million in the second quarter of 1999. These results were primarily due to the company's strategic initiatives regarding price increases and cost reductions implemented in the past months.

Central America

          Panamco's Central American region includes franchises in Costa Rica, Nicaragua and Guatemala. The region reported net sales of $52.9 million for the second quarter of 1999, a decrease of 0.6% from $53.3 million in the 1998 quarter. The decrease was mainly due to a change in the product mix in Costa Rica and a 16.1% devaluation of the Guatemalan Quetzal compared to the same period in 1998, partially offset by sales growth in Nicaragua. Volume growth for the

                                   - more -
region was 2.1% to 18.5 million unit cases. Soft drink volume was 17.4 million unit cases, or flat compared to the 1998 second quarter, and water volume grew 77.0% to 0.9 million unit cases. Panamco's market share in the region increased to 89.9% in Costa Rica and 42.7% in Guatemala and remained strong in Nicaragua at 80.8%.

          COP in the 1999 second quarter increased 5.1% to $11.4 million, or 21.5% of net sales compared to 20.3% of net sales in the second quarter of 1998, due mainly to lower marketing and administrative expenses in the Costa Rican and Guatemalan franchises.

SIX MONTHS RESULTS

          For the six months ended June 30, 1999, consolidated net sales reached $1.2 billion, a decrease of 16.1% over sales of $1.4 billion in the same period in 1998. COP of $179.8 million in the first half of 1999 declined 28.8% from the 1998 period. The net loss for the first six months of 1999 was $40.5 million, or a loss of $0.31 basic and diluted earnings per share, compared to net income of $80.0 million, or $0.62 basic and $0.61 diluted earnings per share, for the same period in 1998. Basic and diluted earnings per share for the first half of 1999 are based on 129.7 million and 130.0 weighted average shares outstanding, respectively, compared to 129.6 million and 130.7 million in the first half of 1998.

          Panamco is the largest soft drink bottler in Latin America and one of the world's largest bottlers of the soft drink products of The Coca-Cola Company. The Company produces and distributes substantially all Coca-Cola soft drink products in its franchise territories in Mexico, Brazil, Colombia, Venezuela, Costa Rica, Nicaragua and Guatemala, along with bottled water, beer and other beverages. Panamco is an anchor bottler of The Coca-Cola Company.

Statements made in this press release that are not historical in nature may include "forward-looking statements" within the meaning of U.S. federal securities laws. It is important to note that these statements involve a number of risks, uncertainties and other factors that could cause Panamco's actual results to differ materially from those included in such forward-looking statements. Information concerning such factors is contained in Panamco's Annual Report on Form 20-F for the year ended December 31, 1998, and other documents subsequently filed by Panamco with the U.S. Securities and Exchange Commission (the "SEC"), all of which are available from the SEC.

                                      ###

                                [tables follow]

                PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
             CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                               ( unaudited )
     ( Stated in thousands of U.S. dollars, except per share amounts )


                                                   For the three months     For the six months
                                                            ended                   ended

                                                           June 30,                 June 30,
                                                  ----------------------    --------------------------
                                                    1999          1998          1999         1998
                                                  ---------    ---------    -----------    -----------

Net sales .....................................   $ 612,372    $ 691,826    $ 1,175,354    $ 1,400,645

Cost of sales, excluding depreciation
  and amortization ............................     299,680      351,596        585,672        719,618
                                                  ---------    ---------    -----------    -----------

       Gross profit ...........................     312,692      340,230        589,682        681,027

Operating expenses:
Selling, general and administrative ...........     209,302      211,998        409,891        428,507
Depreciation and amortization, excluding
  goodwill ....................................      53,936       51,764        107,655        102,552
Amortization of goodwill ......................       9,168        8,847         18,177         17,436
                                                  ---------    ---------    -----------    -----------

                                                    272,406      272,609        535,723        548,495
                                                  ---------    ---------    -----------    -----------

       Operating income .......................      40,286       67,621         53,959        132,532

Interest income (expense), net ................     (23,661)     (19,531)       (46,816)       (37,204)
Other income (expense), net ...................      (2,496)       8,121        (27,079)        18,379
                                                  ---------    ---------    -----------    -----------

       Income (loss) before income taxes ......      14,129       56,211        (19,936)       113,707

Income taxes ..................................      13,730       16,700         19,179         30,974
                                                  ---------    ---------    -----------    -----------

       Income (loss) before minority interest .         399       39,511        (39,115)        82,733

Minority interest in earnings of subsidiaries .         860          840          1,428          2,716
                                                  ---------    ---------    -----------    -----------

       Net income (loss) ......................   ($    461)   $  38,671    ($   40,543)   $    80,017
                                                  =========    =========    ===========    ===========

       Cash Operating Profit (Operating income
       plus depreciation and amortization) ....   $ 103,390    $ 128,232    $   179,791    $   252,520
                                                  =========    =========    ===========    ===========

       Basic earnings per share ...............   $    0.00    $    0.30    ($     0.31)   $      0.62
                                                  =========    =========    ===========    ===========

       Weighted basic average shares
       outstanding, in thousands ..............     129,700      129,524        129,676        129,603
                                                  =========    =========    ===========    ===========

       Diluted earnings per share .............   $    0.00    $    0.30    ($     0.31)   $      0.61
                                                  =========    =========    ===========    ===========

       Weighted diluted average shares
       outstanding, in thousands                    130,320      130,787        130,044        130,745
                                                  =========    =========    ===========    ===========


                            PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                               CONDENSED CONSOLIDATED BALANCE SHEETS
                               ( Stated in thousands of U.S. dollars )
                                           ( unaudited )

                               6/30/99     12/31/98                                     6/30/99        12/31/98
                              --------     --------                                   ---------        --------
           A S S E T S                                     LIABILITIES

Current assets:                                       Current liabilities:
Cash and equivalents          $239,940     $131,152   Bank loans                       $163,220        $302,063
Accounts receivable, net       118,554      175,008   Current portion of LTD             52,785          55,332
Inventories, net               129,937      149,387   Accounts payable                  141,630         207,217
Other                           23,683       30,231   Other                             107,859         114,076
                              --------     --------                                    --------       ---------
Total current assets           512,114      485,778   Total current liabilities         465,494         678,688

                                                      Long-term liabilities:
                                                      Long-term debt                  1,186,713         771,267
                                                      Other                             178,169         193,258
                                                                                      ---------       ---------
Investment                     196,926       43,990   Total long-term liabilities     1,364,882         964,525
Fixed assets, net            1,563,786    1,645,199
Goodwill, net                1,307,426    1,347,446   Minority interest                  29,076          26,243
Other assets, net              115,063      125,277   Shareholders' equity            1,835,863       1,978,234
                            ----------   ----------                                   ---------       ---------
Total assets                $3,695,315   $3,647,690   Total liabilities/equity       $3,695,315      $3,647,690
                            ==========   ==========                                  ==========      ==========


                                                                            11

                               PANAMCO MEXICO
                           (Dollars in thousands)
                               ( unaudited )
                                               Three months ended         Six months ended
                                                   June 30                    June 30
                                              -----------------------   ---------------------
                                                 1999         1998         1999        1998
                                              ----------   ----------   ----------  ----------
Income statement data:
  Net sales                                     $211,246     $176,676     $374,255    $317,274

  Cost of sales                                   99,199       83,092      179,802     152,733
                                              ----------   ----------   ----------  ----------
  Gross profit                                   112,047       93,584      194,453     164,541

  Operating expenses:
  Selling, general and administrative             64,158       56,870      118,693     105,101
  Depreciation and amortization,
    excluding goodwill                            10,027        8,060       17,636      15,424
  Amortization of goodwill                           740          712        1,443       1,423
                                              ----------   ----------   ----------  ----------
                                                 $37,122      $27,942      $56,681     $42,593
  Operating income
                                              ==========   ==========   ==========  ==========

  Net income attributable to Panamco             $22,852      $18,778      $36,187     $28,595
                                              ==========   ==========   ==========  ==========

  Cash Operating Profit                          $47,889      $36,714      $75,760     $59,440
                                              ==========   ==========   ==========  ==========

Unit case sales data (in millions):
  Soft drinks                                       71.3         67.4        133.1       125.2
  Water                                             39.1         32.5         69.3        54.4
  New products                                       0.7          0.3          1.1         0.7


                               PANAMCO BRASIL
                           (Dollars in thousands)
                               ( unaudited )

                                               Three months ended         Six months ended
                                                   June 30                    June 30
                                              -----------------------   ----------------------
                                                 1999         1998         1999        1998
                                              ----------   ----------   ----------  ----------
Income statement data:
  Net sales                                     $118,034     $200,741     $251,317    $459,043

  Cost of sales                                   73,474      121,679      156,136     278,733
                                              ----------   ----------   ----------  ----------

  Gross profit                                    44,560       79,062       95,181     180,310

  Operating expenses:
  Selling, general and administrative             38,751       60,715       77,614     127,047
  Depreciation and amortization,
    excluding goodwill                             7,639       11,139       16,849      24,060
  Amortization of goodwill                           574          307        1,025         628
                                              ----------   ----------   ----------  ----------
  Operating income (loss)                        ($2,404)      $6,901        ($307)    $28,575
                                              ==========   ==========   ==========  ==========

  Net income (loss) attributable to Panamco      ($2,854)      $5,710     ($27,334)    $21,794
                                              ==========   ==========   ==========  ==========
                                                  $5,809      $18,347      $17,567     $53,263
  Cash Operating Profit
                                              ==========   ==========   ==========  ==========

Unit case sales data (in millions):
  Soft drinks                                       55.0         48.7        106.8        08.3
  Water                                              2.4          2.2          6.4         5.2
  Beer                                              11.8         11.7         27.4        27.3

                              PANAMCO COLOMBIA
                           (Dollars in thousands)
                               ( unaudited )

                                               Three months ended         Six months ended
                                                   June 30                    June 30
                                              -----------------------   ----------------------
                                                 1999         1998         1999        1998
                                              ----------   ----------   ----------  ----------
Income statement data:
  Net sales                                      $99,510     $119,990     $205,509    $250,553

  Cost of sales                                   44,339       55,228       90,606     112,324
                                              ----------   ----------   ----------  ----------
  Gross profit                                    55,171       64,762      114,903     138,229

  Operating expenses:
  Selling, general and administrative             37,926       36,013       77,696      79,542
  Depreciation and amortization                   14,525       13,582       29,133      26,915
                                              ----------   ----------   ----------  ----------
  Operating income                                $2,720      $15,167       $8,074     $31,772
                                              ==========   ==========   ==========  ==========

  Net income attributable to Panamco              $1,256      $11,546       $5,287     $27,166
                                              ==========   ==========   ==========  ==========
                                                 $17,245      $28,749      $37,207     $58,687
  Cash Operating Profit
                                              ==========   ==========   ==========  ==========

Unit case sales data (in millions):
  Soft drinks                                       37.5         47.1         75.3        98.0
  Water                                             10.1         10.5         19.8        23.6


                             PANAMCO VENEZUELA
                           (Dollars in thousands)
                               ( unaudited )

                                               Three months ended         Six months ended
                                                   June 30                    June 30
                                              -----------------------   ----------------------
                                                 1999         1998         1999        1998
                                              ----------   ----------   ----------  ----------
Income statement data:
  Net sales                                     $130,644     $141,165     $237,923    $283,033

  Cost of sales                                   58,112       67,155      109,826     133,927
                                              ----------   ----------   ----------  ----------

  Gross profit                                    72,532       74,010      128,097     149,106

  Operating expenses:
  Selling, general and administrative             48,870       42,323       97,623      89,140
  Depreciation and amortization                   17,757       16,035       36,021      31,000
                                              ----------   ----------   ----------  ----------

  Operating income (loss)                          $5,905     $15,652      ($5,547)    $28,966
                                              ===========  ==========   ==========  ==========

  Net income (loss) attributable to Panamco         ($377)    $12,412     ($15,066)    $24,952
                                              ===========  ==========   ==========  ==========

  Cash Operating Profit                           $23,662     $31,687      $30,474     $59,966
                                              ===========  ==========   ==========  ==========

Unit case sales data (in millions):
  Soft drinks                                        35.8        51.0         74.1       101.2
  Water                                               4.4         3.1          8.6         5.1
  New products                                        1.6         1.6          2.9         3.1
  Beer                                                0.1       -              0.1       -


                          PANAMCO CENTRAL AMERICA
                           (Dollars in thousands)
                               ( unaudited )

                                               Three months ended         Six months ended
                                                   June 30                    June 30
                                              -----------------------   ----------------------
                                                 1999         1998         1999        1998
                                              ----------   ----------   ----------  ----------
Income statement data:
  Net sales                                      $52,938      $53,254     $106,350     $90,742

  Cost of sales                                   24,556       24,442       49,302      41,901
                                              ----------   ----------   ----------  ----------
                                                  28,382       28,812       57,048      48,841
  Gross profit

  Operating expenses:
  Selling, general and administrative             17,001       17,982       34,135      29,062
  Depreciation and amortization,
    excluding goodwill                             4,500        3,238        8,926       5,734
  Amortization of goodwill                            66           73          133         148
                                              ----------   ----------   ----------  ----------
                                                  $6,815       $7,519      $13,854     $13,897
  Operating income
                                              ==========   ==========   ==========  ==========

  Net income attributable to Panamco              $3,481       $4,654       $7,291      $8,907
                                              ==========   ==========   ==========  ==========
                                                 $11,381      $10,830      $22,913     $19,779
  Cash Operating Profit
                                              ==========   ==========   ==========  ==========

Unit case sales data (in millions):
  Soft drinks                                       17.4         17.4         34.4        29.7
  Water                                              0.9          0.5          1.8         0.9
  New products                                       0.1          0.2          0.3         0.3


                                SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   PANAMERICAN BEVERAGES, INC.
                                        (Registrant)

                                   by  /s/ Paulo J. Sacchi
                                      ---------------------------
                                      Name:  Paulo J. Sacchi
                                      Title: Vice President-
                                             Finance and Treasurer


Dated:  August 5, 1999